Exhibit (a)(6)

FORMS OF ACKNOWLEDGEMENT OF RECEIPT OF LETTER OF
TRANSMITTAL/WITHDRAWAL FORM

ACKNOWLEDGEMENT OF LETTER OF TRANSMITTAL

Voxware, Inc. (“Voxware”) has received your Letter of Transmittal dated __________ __, 2010, by which you elected to tender your Eligible Option(s) for exchange pursuant to the offer (the “Offer”) made by Voxware to exchange options as set forth in the Offer to Exchange Certain Outstanding Options with an Exercise Price per Share of $2.25 or Higher for New Options, dated January 20, 2010.

Should you change your mind, you may withdraw your tendered Eligible Option(s) by completing and signing a Withdrawal Form and sending it before 11:59 p.m., Eastern Time, on February 25, 2010 (or any extended expiration of the Offer) to Voxware via (i) facsimile to facsimile number (609) 514-4103, (ii) overnight courier to Voxware, Inc., 300 American Metro Boulevard, Suite 155, Hamilton, New Jersey 08619, Attn: Monica Laszkowski or (iii) email to mlaszkowski@voxware.com. You may obtain a Withdrawal Form by contacting Monika Laszkowski at (609) 570-6859 or via email at mlaszkowski@voxware.com. Only Withdrawal Forms that are complete, signed and actually received via facsimile, overnight courier or email by the deadline will be accepted. If you have questions concerning the submission of your form, please direct them to Monika Laszkowski at (609) 570-6859 or via email at mlaszkowski@voxware.com.

Please note that Voxware’s receipt of your Letter of Transmittal is not by itself an acceptance of your Eligible Option(s) for exchange. For purposes of the Offer, Voxware will be deemed to have accepted all properly tendered and unwithdrawn Eligible Options as of the date when Voxware provides the tendering optionees with notice of its acceptance of those options. Such notice may be made by press release, email or other method of communication. Voxware’s formal acceptance is expected to take place shortly after the end of the Offer period.

ACKNOWLEDGEMENT OF WITHDRAWAL FORM

Voxware, Inc. (“Voxware”) has received your Withdrawal Form dated __________ __, 2010, by which you have withdrawn one or more Eligible Options you previously tendered for exchange pursuant to the offer (the “Offer”) made by Voxware to exchange options as set forth in the Offer to Exchange Certain Outstanding Options with an Exercise Price per Share of $2.25 or Higher for New Options, dated January 20, 2010.

You may re-submit any withdrawn Eligible Option for exchange pursuant to the Offer, provided you do so before the Expiration Date. If Voxware extends the Offer beyond the Expiration Date, you may re-submit your withdrawn Eligible Option(s) at any time until the extended expiration of the Offer. You will not be deemed to have made a proper re-submission of your withdrawn Eligible Option(s) unless you deliver, prior to the Expiration Date, a new Letter of Transmittal following the procedures described in the instructions to the Letter of Transmittal. The new Letter of Transmittal must be signed and dated after your original Letter of Transmittal and any Withdrawal Form you have submitted.

The new Letter of Transmittal may be submitted to Voxware via (i) facsimile to facsimile number (609) 514-4103, (ii) overnight courier to Voxware via (i) facsimile to facsimile number (609) 514-4103, (ii) overnight courier to Voxware, Inc., 300 American Metro Boulevard, Suite 155, Hamilton, New Jersey 08619, Attn: Monica Laszkowski or (iii) email to mlaszkowski@voxware.com. Such submission must be made before 11:59 p.m., Eastern Time, on February 25, 2010 (or any extended expiration of the Offer).